September 29, 2022

Ms. Deborah O’Neal
Ms. Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Allspring Funds Trust, File Nos. 333-267191 and 811-09253 (the “Registrant”)

Dear Ms. O’Neal and Ms. Fettig:

On behalf of the Registrant, I am responding to your comments delivered via telephone on September 14, 2022, and September 19, 2022, to the registration statement initially filed August 31, 2022, on Form N-14, accession no.
0001081400-22-000747 (the “Registration Statement”). The Registration Statement relates to the acquisition of the assets (the “Merger(s)”) of the 361 Domestic Long/Short Equity Fund and the 361 Global Long/Short Equity Fund (the “Target Funds”) by the Allspring U.S. Long/Short Equity Fund and the Allspring Global Long/Short Equity Fund (the “Acquiring Funds”, and together with the Target Funds, each a “Fund,” and together the “Funds”) and includes a Prospectus/Proxy Statement (the “Prospectus/Proxy Statement”). Capitalized terms not defined herein are intended to refer to the defined terms used in the Prospectus/Proxy Statement referenced above.

Disclosure Comments:

Comment 1:
Given that the registration statement on Form N-1A filed by the Registrant relating to the new shell funds (i.e., the Acquiring Funds in Form N-14) will not be effective prior to this Registration Statement, you requested that we confirm that the Registrant will not use the registration statement on Form N-1A before the Mergers are effective.

Response 1:
We confirm that the Registrant will not use the registration statement on Form N-1A before the Mergers are effective.

Comment 2:
You requested that we confirm whether or not the fee waivers described in the footnote to the Target Funds’ Annual Fund Operating Expenses tables are subject to recoupment by the Acquiring Funds’ investment manager, Allspring Funds Management, LLC (“Funds Management”).

Response 2:
We confirm that the Target Funds’ fee waivers are not subject to recoupment by Funds Management.

Comment 3:
You requested that the tables contained in the “Investment Objective and Strategy Comparison” sub-section included in the MERGER SUMMARY section be updated to add the words “Target Fund” and “Acquiring Fund” to the column headings, where appropriate.

Response 3:
The requested update has been made.

Accounting Comments:

Comment 1:
In the “Dear Shareholder Letter” (i.e., the cover), you noted the disclosure describes completion of the merger of the 361 Domestic Long/Short Equity Fund into Allspring U.S. Long/Short Equity Fund as contingent upon receipt of shareholder approval on the merger of 361 Global Long/Short Equity Fund into Allspring Global Long/Short Equity Fund and you asked that we confirm this contingency.

Response 1:
We confirm that completion of the merger of the 361 Domestic Long/Short Equity Fund into Allspring U.S. Long/Short Equity Fund is contingent upon receipt of shareholder approval on the merger of 361 Global Long/Short Equity Fund into Allspring Global Long/Short Equity Fund.

Comment 2:
Referencing the cover page of the Prospectus/Proxy Statement, you asked that we update the links included to properly reach the Target Funds’ current prospectuses, statements of additional information, annual reports, and semi-annual reports.

Response 2:
The correction has been made.

Comment 3:
Noting that the proposed Mergers are shell reorganizations, you asked that we confirm that there would be no repositioning of the Target Fund portfolios in connection with the Mergers.

Response 3:
We confirm that there will be no repositioning of the Target Fund portfolios in connection with the Mergers.

Comment 4:
Noting that the Mergers will result in a change in independent public accounting firm for the Target Funds, you asked that we confirm that future applicable filings made by the Acquiring Funds will include the disclosure required when a change in accounting firm occurs.

Response 4:
We can confirm that steps will be taken to implement any required disclosures relating to the change in accounting firm where relevant in future filings by the Acquiring Funds.

Comment 5:
In the “Share Class Information” sub-section included in the section entitled MERGER SUMMARY, you requested that we include disclosure explaining the basis for the mapping of the Target Funds’ share classes to the Acquiring Funds’ share classes.

Response 5:
The requested update has been made.

Comment 6:
In connection with future filings of the Registration Statement, you asked that we correct the EDGAR series and class identifiers used in the EDGAR sub-template.

Response 6:
The requested update will be made.

Comment 7:
In the “Investment Objective and Strategy Comparison” sub-section included in the MERGER SUMMARY section, you requested that we confirm that the differences in the Target and Acquiring Funds’ investment objectives are only the result of the use of different terminology and are not a difference in the manner in which each Fund is managed.

Response 7:
We confirm that the differences between the Target and Acquiring Funds’ investment objectives are only a difference in the terminology used to describe the investment objectives and are not a difference in the manner in which each Fund is managed.

Comment 8:
In the “Performance Comparison” sub-section included in the section entitled MERGER SUMMARY, you requested that we include disclosure identifying the performance and accounting survivor of each Merger.

Response 8:
The requested update has been made.

Comment 9:
In the “Shareholder Fee and Fund Expenses Comparison” sub-section included in the MERGER SUMMARY section for each Merger, you requested that we confirm that the “Annual Fund Operating Expenses” tables reflect the current fees in accordance with Item 3 of Form N-14 for both the Target Funds.

Response 9:
As called for in Item 3 of Form N-14, we confirm that the fees contained in the Annual Fund Operating Expenses tables reflect the current fees for the Target Fund.

Comment 10:
In the “Shareholder Fee and Fund Expenses Comparison” sub-section included in the MERGER SUMMARY section for each Merger, you requested that we confirm whether the disclosure relating to expenses being restated to reflect current fees is needed and to remove the disclosure if not needed.

Response 10:
The referenced disclosure has been removed.

Comment 11:
In the “Shareholder Fee and Fund Expenses Comparison” sub-section included in the MERGER SUMMARY section for each Merger, you requested that we confirm that the additional enumerated “Shareholder Fees” included in each Target Fund’s current prospectus such as wire fees, overnight check fees and retirement account fees will not be charged by the Acquiring Funds.

Response 11:
We can confirm that such “Shareholder Fees” included in each Target Fund’s current prospectus will not apply to current or future shareholders of the Acquiring Funds.

Comment 12:
In the “Shareholder Fee and Fund Expenses Comparison” sub-section included in the MERGER SUMMARY section for each Merger, you requested that we conform the presentation of “Other Expenses” included in each Annual Fund Operating Expense table to the format described in Item 3 of Form N-1A.

Response 12:
The requested update has been made.

Comment 13:
In the “Shareholder Fee and Fund Expenses Comparison” sub-section included in the MERGER SUMMARY section for each Merger, you requested that we confirm that the expiration date for the expense caps for each Acquiring Fund will be 2025.

Response 13:
We confirm that the expiration of the expense caps for each Acquiring Fund is 2025.

Comment 14:
In the “Management and Sub-advisory Fees” sub-section included in the MANAGEMENT OF THE FUNDS section, you requested that we include the management fees and sub-advisory fees for each Target Fund.

Response 14:
The requested update has been made.

Comment 15:
In the “Agreement and Plan of Reorganization” sub-section included in the MERGER INFORMATION section, you asked whether there are any material differences in the Target and Acquiring Funds’ valuation policies that would cause adjustments upon completion of the Mergers. You noted that if there are such differences, they should be disclosed in this sub-section and reflected later in the Prospectus/Proxy Statement in the capitalization tables.

Response 15:
We confirm that there are no material differences in the Target and Acquiring Funds’ valuation policies that will result in adjustments upon completion of the Mergers.

Comment 16:
In the section entitled PRO FORMA CAPITALIZATION, you requested that we confirm that there have been no material changes in the information provided since April 30, 2022, noting that if there have been material changes, the pro forma capitalization information should be updated to a more current date.

Response 16:
We confirm that there have not been material changes in the information provided as of April 30, 2022.

Comment 17:
In the section entitled PRO FORMA CAPITALIZATION, you requested that we include a footnote explaining the nature of the adjustments reflected in the table.

Response 17:
The requested update has been made.

Comment 18:
In the “Supplemental Financial Information” sub-section of the Merger Statement of Additional Information, you requested that we remove references to the disclosure regarding planned changes to the Target Funds’ portfolios.

Response 18:
The requested update has been made.

Comment 19:
You noted that the consent of the Target Funds’ auditors filed with the Registration Statement incorrectly included a reference to the “Investment Managers Series Trust” and not the Allspring Funds Trust. You requested we file an updated consent in the planned pre-effective amendment filing to the Registration Statement.

Response 19:
A new consent of the Target Funds’ auditors referencing the Allspring Funds Trust will be included in the planned pre-effective amendment filing to the Registration Statement.

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The Registrant will file a definitive Prospectus/Proxy Statement as an N14/A pre-effective amendment to the Registration Statement on September 29, 2022, and will follow up with the necessary filing under Rule 497. Such filing will incorporate your comments, where applicable, as outlined in this letter, and make other non-material changes.

Please feel free to call me at (617) 895-9401 if you have any questions or comments in this matter.

Sincerely,
/s/ Maureen E. Towle

Maureen E. Towle
Senior Counsel
ALLSPRING FUNDS MANAGEMENT, LLC